Josh Seidenfeld

T: (650) 843-5862

jseidenfeld@cooley.com

January 19, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Franklin Wyman

Mary Mast

Gary Guttenberg

Christine Westbrook

Re:	AN2 Therapeutics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted November 19, 2021

CIK No. 0001880438

Ladies and Gentlemen:

On behalf of AN2 Therapeutics, Inc. (the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2021 (the “Comment Letter”) with respect to the Company’s Amendment to No. 1 Draft Registration Statement on Form S-1 submitted to the Commission on September 24, 2021. Concurrently with the submission of this response letter, the Company is submitting Amendment No. 2 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 2”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 2.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 19, 2021

Prospectus Summary

Our Solution: Epetraborole,

1.

We note your response and revisions related to prior comment 1. Please also balance your disclosure in this section with discussion of three clinical trials that were terminated as a result of clinical resistance, as referenced on pages 106-107. Please also briefly explain clinical resistance in the summary.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

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U.S. Securities and Exchange Commission

January 19, 2022

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 4 and 5 of DRS Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Significant Judgments and Use of Estimates

Stock-Based Compensation

Common Stock Valuations, page 85

2.

Please refer to prior comment 13. Your revised disclosure addresses the specific methodology and key assumptions used to determine the fair value of your common stock. Please revise to explain how you determined the enterprise value, which as you state on page 85, is allocated across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. Please also disclose the nature of the assumptions used in determining the enterprise value.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 88 and 89 of DRS Amendment No. 2.

Business

Prior Clinical Experience with Epetraborole,

3.

We note that you added disclosure stating the observations of clinical resistance were similar to those for rifampicin. It is inappropriate to imply that you are likely to achieve similar results. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 108 of DRS Amendment No. 2 to remove any implications that the observations of clinical resistance in prior clinical studies of epetraborole were similar to those for rifampicin.

Adjuvant Global Health Agreement,

4.

We note your response to prior comment 17. You state on page 115 that given “substantially all NTM development activities, including toxicology studies, clinical trials and manufacturing, overlap with tuberculosis and melioidosis development activities, we believe the risk of repayment related to any future potential investment is low.” Please revise this statement in light of the fact that regulatory strategies, product registration, and seeking funding from governmental grants and other granting sources may not overlap with NTM activities.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 118 of DRS Amendment No. 2.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

January 19, 2022

Page Three

License Agreement with Anacor Pharmaceuticals, Inc.,

5.

We note your response to prior comment 18. Please clarify, if true, that you sublicense to Brii Biosciences Limited intellectual property licensed from Anacor Pharmaceuticals. Ensure that your revisions clarify the circumstances under which a breach of your agreement by Brii Biosciences could result in a breach of your agreement with Anacor Pharmaceuticals.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 39, 40, and 120 of DRS Amendment No. 2 to clarify that it licenses to Brii Biosciences Limited certain intellectual property rights from Anacor Pharmaceuticals. The Company also respectfully advises the Staff that a breach of the License Agreement entered into between the Company and Brii Biosciences Limited will not directly result in a breach of the Company’s agreement with Anacor Pharmaceuticals. The Company has accordingly revised the disclosures on pages 7 and 39 of DRS Amendment No. 2 to remove any such references.

* * *

Please contact me at (650) 843 5862 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely, /s/ Josh Seidenfeld Josh Seidenfeld

cc:	Eric Easom, AN2 Therapeutics, Inc.

Lucy Day, AN2 Therapeutics, Inc.

Sally Kay, Cooley LLP

Anitha Anne, Cooley LLP

Emily Roberts, Davis Polk & Wardwell LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com